Exhibit 99.3

INNEOVA HOLDINGS LIMITED

14 Ang Mo Kio Street 63

Singapore 569116

PROXY STATEMENT

General

This proxy statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of the Company for an annual general meeting of members (the “Meeting”) to be held at 10 a.m. (Singapore Time) on September 3, 2026 or at any adjournment or postponement thereof. The Meeting will be held at 14 Ang Mo Kio Street 63, Singapore 569116.

We will send or make these proxy materials available to members on or about August 24, 2026.

PURPOSE OF THE ANNUAL GENERAL MEETING

Proposal 1.a.	Election of Director: to approve, as an ordinary resolution, that Neo Chin Aik be re-elected as a director of the Company;

Proposal 1.b.	Election of Director: to approve, as an ordinary resolution, that Koh Chin Chye be re-elected as a director of the Company;

Proposal 2.	Re-appointment of Auditor: to approve, as an ordinary resolution, the re-appointment of YCM CPA INC as independent auditor of the Company for the financial year ending December 31, 2026 be ratified;

Proposal 3.	Share Consolidation: to approve, as an ordinary resolution, that:-

(A)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.0005 each (“Class A Ordinary Shares”), class B ordinary shares with a par value of US$0.0005 each (“Class B Ordinary Shares”), and preferred shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company at a ratio one (1) – for – five (5) (the “Share Consolidation”) be and is hereby approved such that (i) every 5 existing authorized unissued and issued shares with par value of US$0.0005 each be consolidated into 1 share with par value of US$0.0025 each, such that following the Share Consolidation, the authorized share capital of the Company of US$100,000 divided into (i) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (ii) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, and (iii) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company will become the authorized share capital of US$100,000 divided into (i) 30,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, (ii) 5,000,000 Class B ordinary shares with a par value of US$0.0025 each and (iii) 5,000,000 Preferred Shares with a par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(B)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to members of the Company to round up any fractions of shares issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the members of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Proposal 4:	Authorization of Directors and Officers: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Why did I receive these materials?

Our Members as of the close of business on August 18, 2026, which we refer to as the “Record Date,” are entitled to vote at our annual general meeting (the “Meeting”) of members (“Members”), which will be held on September 3, 2026. As a Member, you are invited to attend the Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Meeting, describes the proposals presented for Member action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy notice, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the ordinary shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

How many votes do I have?

You will be entitled to one vote for each outstanding ordinary share of the Company you own as of the Record Date. As of the Record Date, there were 12,170,624 Class A Ordinary Shares and 4,000,000 Class B Ordinary Shares (together the “Ordinary Shares”) outstanding and eligible to vote. Each Class A ordinary share shall be entitled to one (1) vote on all matters subject to the vote at the Meeting and each Class B ordinary shall be entitled to one hundred (100) votes on all matters subject to the vote at the Meeting.

How many shares must be present or represented to conduct business at the Meeting?

The presence, in person or by proxy, of two or more holders of one-third of the outstanding ordinary shares is necessary to constitute a quorum at the Meeting. Based on the number of ordinary shares outstanding on the Record Date, the holders of our outstanding shares representing at least 137,390,208 votes will be required to establish a quorum. Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding ordinary shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my ordinary shares in person at the Meeting?

Ordinary shares held in your name as the Member of record may be voted by you in person at the Meeting. Ordinary shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the ordinary shares.

How can I vote my shares without attending the Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name,” you may direct how your Ordinary Shares are voted without attending the Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Meeting, you may complete and deliver your completed proxy card in accordance with the instructions printed thereon. If you hold Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Chief Financial Officer, Ivy Lee, at ivy.lee@soonaik.com, or by signing a proxy card bearing a later date, or by attending the Meeting and voting in person.

For Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Meeting and voting in person. If you are a Member of record, the powers of the proxy holder will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by VStock, 18 Lafayette Place, Woodmere, New York 11598 (“VStock”), our transfer agent, who will act as master tabulator; however, no representatives of VStock will attend the Meeting. If you are a Member of record, your signed proxy card is returned directly to VStock for tabulation. If you hold your Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to VStock on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors’ recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors recommends:

FOR Proposal 1.a., the re-election of Neo Chin Aik as a director;

FOR Proposal 1.b., the re-election of Koh Chin Chye as a director;

FOR Proposal 2, the re-appointment of YCM CPA INC as independent auditor of the Company for the financial year ending December 31, 2026;

FOR Proposal 3,

(A)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.0005 each (“Class A Ordinary Shares”), class B ordinary shares with a par value of US$0.0005 each (“Class B Ordinary Shares”), and preferred shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company at a ratio one (1) – for – five (5) (the “Share Consolidation”) be and is hereby approved such that (i) every 5 existing authorized unissued and issued shares with par value of US$0.0005 each be consolidated into 1 share with par value of US$0.0025 each, such that following the Share Consolidation, the authorized share capital of the Company of US$100,000 divided into (i) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (ii) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, and (iii) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company will become the authorized share capital of US$100,000 divided into (i) 30,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, (ii) 5,000,000 Class B ordinary shares with a par value of US$0.0025 each and (iii) 5,000,000 Preferred Shares with a a par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(B)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to members of the Company to round up any fractions of shares issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the members of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Neo Chin Heng, our Chief Executive Officer and one of our Executive Directors, Neo Chin Aik, our Deputy Chief Executive Officer and one of our Executive Directors, and Neo Chee Eng and Neo Ching Kat, both indirect members (collectively, the “Soon Aik Shareholders”), collectively hold 100.00% of Soon Aik Global Pte. Ltd. (“Soon Aik”). Through Soon Aik, the Soon Aik Shareholders beneficially own an aggregate of 10,204,624 Class A Ordinary Shares, each with one vote per share, and 4,000,000 Class B Ordinary Shares, each with 100 votes per share, representing approximately 99.52% of the voting rights attached to the Company’s issued and outstanding Ordinary Shares. The Soon Aik Shareholders advised the Company that Soon Aik intends to vote the 410,204,624 Ordinary Shares votes it has, representing approximately 99.52% of the voting rights attached to the outstanding Ordinary Shares as of the Record Date in favor of the proposals above. In the event a minimum quorum of 137,390,208 votes is present at the Meeting, the Ordinary Shares held of record by Soon Aik and voted in favor of the above proposals will be sufficient to approve the proposals. The Soon Aik Shareholders will hold enough Ordinary Shares to meet the quorum requirement.

PROPOSALS 1.a. AND 1.b.

RE-ELECTION OF DIRECTORS

According to Article 87A of the Articles, one-third of the directors are subject to retirement at least once every three years and are thereby subject to re-appointment by a vote of the members every three years on a rotating basis. The following is a table of our current board of directors and their respective terms:

Name	Title	Term
Neo Chin Heng	Executive director and chief executive officer	2028
Han Yee Yen	Independent director	2028
Neo Chin Aik	Executive director and deputy chief executive officer	2026
Koh Chin Chye	Independent director	2026
Wong Gang	Independent director	2027

Based on the resolutions of the Nominating and Corporate Governance Committee dated August 17, 2026, Neo Chin Aik and Koh Chin Chye have each been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

Neo Chin Aik and Koh Chin Chye have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of June 2026, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Neo Chin Aik	59	Executive director and deputy chief executive officer

Koh Chin Chye	69	Independent Director

Neo Chin Aik (“Mr. Neo”) is an Executive Director and Deputy Chief Executive Officer of our Group. He was appointed as a director on February 14, 2022. Mr. Neo is responsible for overseeing the On-Highway Business of our Group conducted through INNEOVA Automotive and its subsidiaries.

Mr. Neo has more than 30 years of experience in the On-Highway Business. Mr. Neo started his career as a sales executive with INNEOVA Automotive in 1986 where he was involved in the sales of automotive parts. In 1991, he joined Great Eastern Life Assurance Co. Ltd. to be a career agent where he was involved in sales of insurance policies. In 1995, he re-joined our Group and has since been in-charge of the operations and product development activities of our automotive business segment. He was instrumental in the development of our in-house specialty brands such as VETTO for brakes and REV-1 for lubricants etc. In December 2009, Mr. Neo became a director of Autozone (S) when it was incorporated to take over the retail business in the supply of automotive aftermarket spare parts and accessories. He was appointed as a director of INNEOVA Automotive in 2010 and as a director of INNEOVA Industrial in 2022. Mr. Neo holds GCE Ordinary Level qualifications.

Mr. Koh Chin Chye (“Mr. Koh”) is an independent non-executive director appointed as a director as of September 30, 2024. Mr. Koh will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Koh has over 33 years of experience in managing and advising companies manufacturing engines, generators and related accessories and energy and power related projects. His career began in Cummins Inc. in March 1988, where he started as a country manager in Cummins Sales and Services Singapore Pte Ltd. He then worked in the market segment and later the sales and distribution segment. He retired after working in Cummins Inc. for 30 years, and last held the position of general manager, joint ventures. From August 2018 to July 2021, he was a consultant at Vpower Group International Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 1608). Since July 2020, he is a consultant at Solomon Technology Corporation, a company listed on the Taiwan Stock Exchange Corporation (stock code: 2359).

Mr. Koh is a chartered mechanical engineer certified by the Institution of Mechanical Engineers since March 1984. He is also a chartered engineer (electrical) certified by the Institution of Engineering and Technology (formerly known as the Institution of Electrical Engineers). Mr. Koh obtained a Master of Business Administration in University of Strathclyde in the United Kingdom in 1994. He further obtained an Executive Master of Business Administration in 2001 from the partnership between Kellogg School of Management at Northwestern University and the Hong Kong University of Science and Technology.

RESOLUTION TO BE VOTED UPON

The Board of Directors proposes to re-elect both Mr. Neo and Mr. Koh, nominated above, for a new term ending 2029. The resolution to be considered and voted upon at the Meeting is:

RESOLVED, BY ORDINARY RESOLUTION, that:

(a)	Neo Chin Aik be re-elected as an Executive Director of the Company; and

(b)	Chin Chye Koh be re-elected as an Independent Director of the Company.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1.a. and 1.b. AND THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that YCM CPA Inc. be re-appointed as our independent auditor for the financial year ending December 31, 2026.

In the event our members fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the members vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and members.

RESOLUTION TO BE VOTED UPON

The resolution to be considered and voted upon at the Meeting is:

RESOLVED, as an ordinary resolution, that the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, be and hereby is approved, ratified and confirmed in all respects.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or by proxy or, in the case of a member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE CONFIRMATION OF THE APPOINTMENT OF YCM CPA INC. AS OUR INDEPENDENT AUDITOR FOR FINANCIAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL 3

SHARE CONSOLIDATION

General

The Board of Directors believes that it is in the best interest of the Company and its members and is hereby soliciting member approval for share consolidation of all of the Company’s authorized, issued and unissued shares (the “Share Consolidation”), with a ratio of 5:1. The consolidated shares will have the same rights and be subject to the same restrictions (save as to par value) as the existing Class A Ordinary Shares, Class B Ordinary Shares and Preferred Shares in the capital of the Company as set out in the Company’s articles of association.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of more than half of the total votes duly cast at the Meeting by the members present in person or represented by proxy and entitled to vote at the Meeting.

The purpose of the Share Consolidation is to ensure the Company’s compliance with Nasdaq Listing Rule 5550(a)(2), which relates to the minimum bid price per share of the Company’s Class A Ordinary Shares. The Share Consolidation shall become effective as soon as practicable following the date of the Meeting, but in no event later than six months after the date of the Meeting.

When implemented, the Share Consolidation will affect all members uniformly and have no effect on the proportionate holdings of any individual Member, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of Share Consolidation

The Company’s Class A Ordinary Shares are listed on The Nasdaq Capital Market under the trading symbol of “INEO.” In order for the Class A Ordinary Shares to continue to be listed on The Nasdaq Capital Market, the Company must satisfy various listing standards established by Nasdaq. Among others, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). According to Nasdaq Rule 5810(c)(3)(A), a failure to meet the continued listing requirement for minimum bid price shall be determined to exist only if the deficiency continues for a period of 30 consecutive business days. Upon such failure, the company shall be notified promptly and shall have a period of 180 calendar days from such notification to achieve compliance. Notwithstanding the foregoing, if a company’s security fails to meet the continued listing requirement for minimum bid price and the company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A). If the Company fails to meet the continued listing requirement for minimum bid price for a period of 30 consecutive business days, the Listing Qualifications Department will issue a Staff Delisting Determination.

Since October 24, 2025, the closing bid price of the Company’s Class A Ordinary Shares has been below $1.00, and on December 8, 2025, the Company received a letter from Nasdaq, notifying the Company that it was not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was initially granted a 180-calendar-day compliance period through June 8, 2026 to regain compliance. On June 10, 2026, Nasdaq notified the Company that it was eligible for, and was granted, an additional 180-calendar-day compliance period through December 7, 2026 to regain compliance with the minimum bid price requirement.

To ensure the Company’s compliance with the Minimum Bid Price Rule, the Board of Directors determined that it was in the best interest of the Company and its members to solicit the approval of the members for the Share Consolidation. The Board believes that the delisting of its Class A Ordinary Shares from The Nasdaq Capital Market would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of its shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

Considering the volatile stock market and to enhance the Company’s ability to retain the compliance with the Bid Price Rule and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the members to authorize the Board to effectuate a share consolidation to increase the market price of the Class A Ordinary Shares of the Company to meet the Bid Price Rule. As a result, the Board is soliciting members’ approval of the authorization to the Board to effect the Share Consolidation, and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of shares of the Company to round up any fractions of Ordinary Shares of the Company issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the share consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from The Nasdaq Capital Market. The Board determined that continued listing on The Nasdaq Capital Market is in the best interest of the Company and its members, and that the Share Consolidation is necessary to maintain the listing of the Company’s Class A Ordinary Shares on The Nasdaq Capital Market.

In addition, there can be no assurance that, after the Share Consolidation, the Company will be able to maintain the listing of the Class A Ordinary Shares of the Company on The Nasdaq Capital Market. The Nasdaq Capital Market maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares of the Company. Members should recognize that if the Share Consolidation is effected, they will own a smaller number of the Class A Ordinary Shares of the Company than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares of the Company, it may not increase the market price of the Class A Ordinary Shares of the Company in proportion to the reduction in the number of the Class A Ordinary Shares of the Company outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Class A Ordinary Shares of the Company declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares of the Company could be adversely affected by the reduced number of Class A Ordinary Shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued if the Share Consolidation is effected. Upon approval of Proposal 3, the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fractions of shares, including but not limited to rounding up any fractions of shares for issuing to such members of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, the authorized share capital of the Company will be consolidated at the same ratio.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding shares of the Company at the ratio of one (1)-for- five (5), accompanied by a corresponding increase in the par value of the shares,.

Each member’s proportionate ownership of the issued and outstanding shares of the Company immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our ordinary shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of the Class A Ordinary Shares of the Company being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation if the Board determines to proceed with it, the Company’s members will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, VStock, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered members. No new share certificates will be issued to a member until such member has surrendered such member’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

MEMBERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered members for processing the Share Consolidation. If a member holds shares with a bank, broker or other nominee and has any questions in this regard, members are encouraged to contact their bank, broker or other nominee.

RESOLUTION TO BE VOTED UPON

The Board of Directors recommends that our members approve the following resolution:

RESOLVED, by ordinary resolution, that:

(A)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.0005 each (“Class A Ordinary Shares”), class B ordinary shares with a par value of US$0.0005 each (“Class B Ordinary Shares”), and preferred shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company at a ratio one (1) – for – five (5) (the “Share Consolidation”) be and is hereby approved such that (i) every 5 existing authorized unissued and issued shares with par value of US$0.0005 each be consolidated into 1 share with par value of US$0.0025 each, such that following the Share Consolidation, the authorized share capital of the Company of US$100,000 divided into (i) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (ii) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, and (iii) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company will become the authorized share capital of US$100,000 divided into (i) 30,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, (ii) 5,000,000 Class B ordinary shares with a par value of US$0.0025 each and (iii) 5,000,000 Preferred Shares with a par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(B)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to members of the Company to round up any fractions of shares issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the members of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares voting present in person or by proxy or, in the case of an ordinary member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE SHARE CONSOLIDATION.

PROPOSAL 4

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 4 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 3.

The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares voting present in person or by proxy or, in the case of an ordinary member being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Neo Chin Heng

Executive Director and

Chief Executive Officer